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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 Schedule 13D/A


          Under the Securities Exchange Act of 1934 (Amendment No. 3)


                            DUPONT PHOTOMASKS, INC.

          Common Stock, par value $0.01 (Title of Class of Securities)

                                  26613X 10 1
                                 (CUSIP Number)

                             Peter C. Mester, Esq.
                      E.I. du Pont de Nemours and Company
                                1007 Market St.
                              Wilmington, DE 19898
                                 (302) 774-6445
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 15, 2000
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP    NUMBER: 26613X 10 1                                  PAGE 2 OF 11 PAGES



--------------------------------------------------------------------------------
1)   Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

             E.I. du Pont de Nemours and Company; 51-0014090
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)
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3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
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6)       Citizenship or Place of Organization                           Delaware
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   Number of                        7)      Sole Voting Power          5,693,272
    Shares                 -----------------------------------------------------
 Beneficially
   Owned by                         8)      Shared Voting Power
Each Reporting             -----------------------------------------------------
 Person With
                                    9)      Sole Dispositive Power     5,693,272
                           -----------------------------------------------------

                                    10)     Shared Dispositive Power
                           -----------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                5,693,272

         -----------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)               32.96%

--------------------------------------------------------------------------------
14)      Type of Reporting Persons (See Instructions)                         CO
--------------------------------------------------------------------------------


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CUSIP    NUMBER: 26613X 10 1                                  PAGE 3 OF 11 PAGES



--------------------------------------------------------------------------------
1)   Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

           DuPont Chemical and Energy Corporation; 51-0313062
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------

   Number of              7)       Sole Voting Power                   5,693,272
    Shares        --------------------------------------------------------------
 Beneficially
   Owned by               8)       Shared Voting Power
Each Reporting    --------------------------------------------------------------
 Person With
                          9)       Sole Dispositive Power              5,693,272
                  --------------------------------------------------------------

                          10)      Shared Dispositive Power
                  --------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                5,693,272

--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)               32.96%

--------------------------------------------------------------------------------
14)      Type of Reporting Persons (See Instructions)                         CO
--------------------------------------------------------------------------------




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CUSIP    NUMBER: 26613X 10 1                                  PAGE 4 OF 11 PAGES




         This Amendment No. 3 to Schedule 13D is filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont") and by Du Pont Chemical and Energy Operations, Inc., a Delaware corporation and wholly owned subsidiary of DuPont ("DCEO"), with respect to the common stock of DuPont Photomasks, Inc., a Delaware corporation ("DPI" or the "Issuer"):


ITEM 1.       SECURITY AND ISSUER.

              This Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of DPI. The principal executive offices of DPI are located at 131 Old Settlers Boulevard, Round Rock, Texas 78664.

ITEM 2.       IDENTITY AND BACKGROUND.

              This Schedule 13D is filed by DuPont and by DCEO. The principal executive offices of both corporations are located at 1007 Market Street, Wilmington, Delaware 19898.

              DuPont was founded in 1802 and was incorporated in Delaware in 1915. DuPont is a world leader in science and technology in a range of disciplines including high-performance materials, specialty chemicals, pharmaceuticals and biotechnology. DuPont operates globally through some 20 strategic business units. Within the strategic business units, approximately 80 businesses manufacture and sell a wide range of products to many different markets, including the transportation, textile, construction, automotive, agricultural and hybrid seeds, nutrition and health, pharmaceuticals, packaging and electronics markets.

              DuPont's strategic business units have been aggregated into nine reportable segments Agriculture & Nutrition, Nylon Enterprise, Performance Coatings & Polymers, Pharmaceuticals, Pigments & Chemicals, Pioneer Hi-Bred International, Inc., Polyester Enterprise, Specialty Fibers and Specialty Polymers.

              DuPont and its subsidiaries have operations in approximately 65 countries worldwide and, as a result, about 49% of DuPont's consolidated sales are derived outside the United States, based on location of the customer. DuPont had about 94,000 employees as of the end of 1999.


              DCEO was incorporated in Delaware in 1988 and is limited by its certificate of incorporation to the making, maintenance and management of its intangible investments and the collection and distribution of the income from such investments. DCEO is a wholly owned subsidiary of DuPont.

              Information concerning the directors and executive officers of DuPont and DCEO is contained in Schedule A attached hereto.

              During the last five years, none of DuPont or DCEO nor, to the best knowledge of DuPont and DCEO, any director or executive officer of DuPont or DCEO has been (i) convicted in a criminal



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CUSIP    NUMBER: 26613X 10 1                                  PAGE 5 OF 11 PAGES



proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OTHER CONSIDERATION.

              Not applicable.

ITEM 4.       PURPOSE OF TRANSACTION.


              During November 2000, DuPont sold an aggregate of 375,000 shares of the Issuer's Common Stock pursuant to sales under Rule 144 under the Securities Act of 1933, as amended. Prior thereto, on July 24, 2000, DuPont sold an aggregate of 1,777,778 shares of the Issuer's Common Stock pursuant to an underwritten public offering registered pursuant to the Securities Act of 1933, as amended. During May 2000, DuPont sold an aggregate of 55,000 shares of the Issuer's Common Stock pursuant to sales under Rule 144 under the Securities Act of 1933, as amended, for the purpose of allowing DuPont to obtain a tax benefit associated with a loss from an earlier sale of the Issuer's interest in DuPont Korea Ltd. to DuPont, which tax benefit would have expired on June 30, 2000. During March 1999, DuPont sold an aggregate of 2,100,000 shares of the Issuer's common stock pursuant to a registered underwritten public offering. During September 1999, DuPont sold an aggregate of 498,950 shares of the Issuer's common stock pursuant to sales under Rule 144.


              (a) DuPont has advised the Issuer that it expects to reduce its ownership interest in the Issuer over time, subject to prevailing market and other conditions. Consistent with this advice, DuPont made the sales described above and expects to continue to dispose of its holdings from time to time as conditions warrant.

              (b-j) Not applicable.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.


              (a) and (b) As of November 16, 2000, DuPont directly owns 5,693,272 shares of Common Stock of the Issuer. Such shares constitute approximately 32.96% percent of the total number of shares of Common Stock outstanding as of such date. No director or executive officer of DuPont or DCEO beneficially owns any shares of Common Stock of the Issuer.



              (c) During November, 2000, DuPont sold an aggregate of 375,000 shares of the Issuer's Common Stock pursuant to sales under Rule 144 under the Securities Act of 1933, as amended, reducing DuPont's ownership interest in the Issuer's Common Stock from 6,068,272 to 5,693,272 shares.


              (d) No person other than DCEO and DuPont has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

              (e) Not applicable.



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CUSIP    NUMBER: 26613X 10 1                                  PAGE 6 OF 11 PAGES



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              DCEO has entered into a Registration Rights Agreement dated December 31, 1995 (the "Registration Rights Agreement") with the Issuer under which it and its assignees will be entitled to certain rights with respect to the registration under the Securities Act of shares of Common Stock they hold. Subject to certain limitations (including a minimum registration of over 1,000,000 shares), each of DCEO and its assignees has the right to require the Issuer to register the sale of all or part of the shares it holds under the Securities Act (a "demand registration"). DCEO and its assignees, in the aggregate, initially were entitled to request up to five demand registrations, four of which remain available, and each is also entitled to include the shares of Common Stock it holds in a registered offering of securities by the Issuer for its own account, subject to certain conditions and restrictions. The Issuer will pay all expenses associated with a registration of shares of Common Stock by DCEO and its assignees pursuant to the Registration Rights Agreement, other than underwriting discounts and commissions, their out-of-pocket expenses or underwriters' counsel fees and disbursements, if any, relating to such shares. In addition, the Registration Rights Agreement contains certain indemnification provisions (i) by the Issuer for the benefit of DCEO and its assignees as well as any potential underwriter and (ii) by DCEO and its assignees for the benefit of the Issuer and related persons. DCEO and its assignees may transfer their registration rights under the Registration Rights Agreement without the prior approval of the Issuer. The Registration Rights Agreement also provides that while DCEO owns 50% or more of the Issuer's Common Stock, the Issuer may not grant registration rights to any other person without DCEO's prior consent.
              DuPont is the guarantor of $100,000,000 principal amount of the Issuer's convertible subordinated notes due 2004, which notes were issued pursuant to a registered public offering which was consummated on July 24, 2000.
              Except for the foregoing agreements, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              The following agreement is filed as an exhibit to this
Schedule 13D.


              A. Agreement dated November 16, 2000, between DuPont and DCEO pursuant to which both agree that this Schedule is filed on behalf of both of them.




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CUSIP    NUMBER: 26613X 10 1                                  PAGE 7 OF 11 PAGES



                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                     E.I. DU PONT DE NEMOURS AND COMPANY


                                     By:     /s/ S.M. STALNECKER
                                             Susan M. Stalnecker
                                             Vice President and Treasurer


                                     DUPONT CHEMICAL AND ENERGY
                                     OPERATIONS, INC.


                                     By:     /s/ S.M. STALNECKER
                                             Susan M. Stalnecker
                                             President



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CUSIP    NUMBER: 26613X 10 1                                  PAGE 8 OF 11 PAGES



                                   SCHEDULE A

         1. Set forth below are the name and present principal occupation or employment with E. I. du Pont de Nemours and Company of each director and executive officer. The address of each of the persons listed is c/o DuPont at 1007 Market Street, Wilmington, Delaware 19898. With the exception of Messrs. Belda, Lindahl and Naitoh, who are citizens of Brazil, Sweden and Japan, respectively, each person listed below is a citizen of the United States of America.

         DIRECTORS:

         Alain J. P. Belda            President and Chief Executive Officer,
                                      Alcoa Inc.

         Curtis J. Crawford           President and Chief Executive Officer
                                      ZiLOG, Inc.

         Louisa C. Duemling           Director

         Edward B. du Pont            Director

         Charles O. Holliday, Jr.     Chairman and Chief Executive Officer

         Deborah C. Hopkins           Chief Financial Officer and Executive
                                      Vice President, Lucent Technologies

         Louis D. Juliber             Chief Operating Officer,
                                      Colgate-Palmolive Company

         Goran Lindahl                President and Chief Executive Officer,
                                      ABB Ltd.

         Masahisa Naitoh              Executive Vice President,
                                      ITOCHU Corporation

         William K. Reilly            President and Chief Executive Officer,
                                      Aqua International Partners, L.P.

         H. Rodney Sharp, III         Director

         Charles M. Vest              President,
                                      Massachusetts Institute of Technology

         Sanford I. Weill             Chairman and Chief Executive Officer,
                                      Citigroup Inc.



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CUSIP    NUMBER: 26613X 10 1                                  PAGE 9 OF 11 PAGES



         EXECUTIVE OFFICERS:

         Chairman, Board of Directors
         C. O. Holliday, Jr.

         Chief Executive Officer
         C. O. Holliday, Jr.

         Executive Vice President
         R. R. Goodmanson

         Senior Vice Presidents
         J. A. Miller
         S. J. Mobley
         G. M. Pfeiffer



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CUSIP    NUMBER: 26613X 10 1                                 PAGE 10 OF 11 PAGES



                2. Set forth below are the name and principal occupation or employment with DuPont Chemical and Energy Operations, Inc. of each director and executive officer. The address of each of the persons listed is c/o DuPont at 1007 Market Street, Wilmington, Delaware 19898. Each person listed below is a citizen of the United States.

         NAME AND ADDRESS               POSITION

         Susan M. Stalnecker            President and Director



         Joseph A. Girardi              Vice President, Treasurer and Director


         A. Lloyd Adams                 Vice President, Assistant Treasurer
                                        and Director

         Loriann Lea                    Secretary



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